Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN  55101-2098
www.securian.com
651.665.3500
                                                        Securian Logo


October 18, 2006



Ms. Ellen J. Sazzman
Senior Counsel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re:	Variable Annuity Account			Sent Via FAX: 202-772-9285
	Minnesota Life Insurance Company
	Registration Statement on Form N-4
	File Nos. 333-136242, 811-4294

Dear Ms. Sazzman:


This supplements my letter dated October 5, 2006 and responds to your follow up comments that we discussed via telephone on October 16, 2006. In addition, the marked changes that accompany this letter are comprehensive. That is, the changes were made to the same typeset version that was faxed to your office on October 5, 2006, and now shows both the revisions you previously received and the additional revisions to respond to the following items that we discussed. The page references below are to the page number of the typeset.


1. You requested further explanation as to why the MVA feature is not registered (comment #2 in your original letter; no revisions to the typeset). I will forward that explanation to you under separate cover.

2. You requested that I provide further clarification to the section entitled "Death Benefit" on page 5 of the typeset (comment #3 in your original letter; change on page 5 of the typeset).

3. You asked that we provide additional language to footnote 1 to describe the GWB amount if this is the optional benefit is not purchased at issue. (comment #4.b in your original letter; change on page 8 of the typeset). We also carried this language over to page 28 of the typeset to the Charges section.


4. As discussed, the language shown was added to footnote 2 in response to your comment. This language was also added to Charges section, on page 29 of the typeset. (comment #4.c. in your original letter).

5. As we discussed you will discuss our response to comment #4.d with your branch chief.

6. I have re-written the insert to page 19 of the typeset. Attached to this copy of the typeset is the insert that we will make to clarify the "regular" DCA disclosure. (comment #7 in your original letter).

7. I have re-worded the description for the example on page 20 of the typeset per our discussion to more clearly describe the period which is referenced. (comment #8 in your original letter).

8. I have added additional disclosure, consistent with the explanation provided in my letter dated October 5, 2006, that a contractowner who elects the EEB option will receive a lower interest rate in a fixed account since the charge for the optional rider only applies to the variable annuity account. (comment #13.a in your original letter; change on bottom of page 38 of the typeset copy).

9. As noted in our discussion, I have added disclosure on page 57 of the typeset copy, as well as revised the order of presentation of the paragraphs on page 56 and 57 of the typeset copy to clarify what the consequences of a transfer prior to the end of a guarantee period may be. (comment #14 in your original letter).

If you have any additional questions or concerns, please contact me directly at the number provided below. If there are no additional items to address, please make us aware of that and we will proceed with our pre-effective amendment filing and acceleration request.

Sincerely,

/s/ Michael P. Boyle

Michael P. Boyle
Counsel
Minnesota Life Insurance Company
(651) 665-3708












Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.